UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _______ ) *


                               Franklin Covey Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.05
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    353469109
             -------------------------------------------------------
                                 (CUSIP Number)


                                  July 5, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ] Rule 13d-1(b)

    [X] Rule 13d-1(c)

    [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 pages

CUSIP No. 353469109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons. John H. Lewis
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization    United States
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power              16,300
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power            957,755
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power         16,300
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power       957,755
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   974,055
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   5.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   IN
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                                Page 2 of 9 pages

CUSIP No. 353469109
--------------------------------------------------------------------------------
1.    Names of Reporting Persons. Osmium Partners, LLC
      I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power              0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power            957,755
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power         0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power       957,755
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   957,755
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   4.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   OO
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                                Page 3 of 9 pages

CUSIP No. 353469109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons. Osmium Capital, LP
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power              0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power            280,227
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power         0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power       280,227
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   280,227
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   1.4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   PN
--------------------------------------------------------------------------------

                                Page 4 of 9 pages

CUSIP No.                        353469109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons. Osmium Capital II, LP
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power              0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power            357,028
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power         0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power       357,028
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   357,028
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   1.8%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   PN
--------------------------------------------------------------------------------

                                Page 5 of 9 pages

CUSIP No. 353469109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons. Osmium Spartan, LP
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power              0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power            139,400
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power         0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power       139,400
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person   139,400
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   0.7%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   PN
--------------------------------------------------------------------------------

                                Page 6 of 9 pages

Item 1.
(a)  The name of the issuer is Franklin Covey Co. (the "Issuer").
(b) The principal executive office of the Issuer is located at 2200 West Parkway Boulevard, Salt Lake City, Utah 84119-2099.

Item 2.
(a) This statement (this "Statement") is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company ("Osmium Partners"), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the "Fund"), Osmium Capital II, LP, a Delaware limited partnership ("Fund II"), and Osmium Spartan, LP, a Delaware limited partnership ("Fund III") (all of the foregoing, collectively, the "Filers"). The Fund, Fund II and Fund III are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Osmium Partners also manages accounts on a discretionary basis (the "Accounts"). The Fund, Fund II, Fund III and the Accounts directly own the common shares reported in this Statement (other than 16,300 shares owned directly by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and the Accounts (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.
(b) The Principal Business Office of the Filers is 388 Market Street, Suite 920, San Francisco, California 94111.
(c)  For citizenship information see item 4 of the cover sheet of each Filer.
(d)  This Statement relates to the Common Stock of the Issuer.
(e)  The CUSIP Number of the Common Stock of the Issuer is 353469109.

Item 3.  If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Not applicable.

Item 4.  Ownership.
See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 19,412,421 shares of Common Stock outstanding as of April 2, 2007, as reported on the Issuer's quarterly report on Form 10-Q filed on April 12, 2007 for the quarterly period ended March 3, 2007.

                                Page 7 of 9 pages

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 8 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2008


/s/ JOHN H. LEWIS
---------------------------
John H. Lewis


Osmium Partners, LLC

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member


Osmium Capital, LP

By: Osmium Partners, LLC,
    General Partner

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member


Osmium Capital II, LP

By: Osmium Partners, LLC,
    General Partner

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member


Osmium Spartan, LP

By: Osmium Partners, LLC,
    General Partner

By: /s/ JOHN H. LEWIS
    ------------------------------
    John H. Lewis, Managing Member




                                Page 9 of 9 pages

                                  EXHIBIT INDEX

Exhibit No.    Document
-----------    -----------------------------------------------------------
1              Joint Filing Agreement, dated March 10, 2008, among John H.
               Lewis, Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital
               II, LP and Osmium Spartan, LP to file this joint statement on
               Schedule 13G

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.05 per share, of Franklin Covey Co., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.


Dated:  March 10, 2008

                                       /s/ JOHN H. LEWIS
                                       -----------------------------------------
                                       John H. Lewis


                                       Osmium Partners, LLC

                                       By: /s/ JOHN H. LEWIS
                                           -------------------------------------
                                           John H. Lewis, Managing Member


                                       Osmium Capital, LP

                                       By: Osmium Partners, LLC,
                                           General Partner

                                       By: /s/ JOHN H. LEWIS
                                           -------------------------------------
                                           John H. Lewis, Managing Member


                                       Osmium Capital II, LP

                                       By: Osmium Partners, LLC,
                                           General Partner

                                       By: /s/ JOHN H. LEWIS
                                           -------------------------------------
                                           John H. Lewis, Managing Member


                                       Osmium Spartan, LP

                                       By: Osmium Partners, LLC,
                                           General Partner

                                       By: /s/ JOHN H. LEWIS
                                           -------------------------------------
                                           John H. Lewis, Managing Member